MetLife Investors Insurance Company
                                700 Market Street
                            St. Louis, Missouri 63101



GUARANTEED MINIMUM INCOME BENEFIT RIDER-- [LIVING BENEFIT]

This Rider forms a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. The "Annuity Provisions" section of the Contract is amended as follows:

Guaranteed Minimum Income Benefit

This Rider guarantees an Owner a minimum monthly Fixed Annuity Payment equal to the Guaranteed Minimum Income Benefit (GMIB) Payment, as set forth below.

At the date an Owner elects to begin receiving Annuity Payments as provided for in this Rider, the GMIB Payment is determined by applying the Income Base to the GMIB Annuity Table. If a higher Fixed Annuity Payment results from applying your Adjusted Account Value on the date you exercise this Rider to the then-current Fixed Annuity Option Table applicable to this class of certificates, then the greater payment will be made.

Income Base

The Income Base is the greater of (a) or (b) below:

(a) Highest Anniversary Value: On the Issue Date, the Highest Anniversary Value is equal to an Owner's initial Purchase Payment. Thereafter, the Highest Anniversary Value will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal. On each Certificate Anniversary prior to the Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

(b) Annual Increase Amount: On the Issue Date, the Annual Increase Amount is equal to the Owner's initial Purchase Payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

         (i) is Purchase Payments accumulated at the Annual Increase Rate. The Annual Increase Rate is 6% per year through the Certificate Anniversary immediately prior to the Owner's 81st birthday, and 0% per year thereafter; and

         (ii) is Withdrawal Adjustments accumulated at the Annual Increase Rate. Withdrawal Adjustments in a Certificate Year are determined according to (1) or (2) as defined below:

              (1) The Withdrawal Adjustment for each partial withdrawal in a
                  Certificate Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal; or

              (2) If total partial withdrawals in a Certificate Year are 6% or less of the Annual Increase Amount on the previous Certificate Anniversary, the total Withdrawal Adjustments for that Certificate Year will be set equal to the dollar amount of total partial withdrawals in that Certificate Year. These Withdrawal Adjustments will replace the Withdrawal Adjustments defined in (1) above and be treated as though the corresponding partial withdrawals occurred at the end of that Certificate Year.

The Income Base is not available for cash withdrawals and is only used for purposes of calculating the GMIB Payment.

Ownership

While this Rider is in effect, the Owner (or Joint Owners) and Annuitant (or Joint Annuitants) must be the same. If a non-natural person owns the Certificate, then Annuitant shall mean Owner in determining the Income Base and GMIB Payment. If Joint Owners are named, the age of the oldest will be used to determine the Income Base.

GMIB Annuity Table

The GMIB Annuity Table is calculated based on the Annuity 2000 Mortality Table with a 7-year age setback with interest of 2.5% per year. The rate applied will depend upon the Annuity Option elected and the Attained Age and sex of the Annuitant and Joint Annuitant, if applicable.

Exercising the GMIB Rider

     (a) The Owner must elect to receive annuity payments under one of the following Fixed Annuity Options:

         (1) Life Annuity with 10 Years of Annuity Payments Guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:

    Age at Annuitization          Guarantee Period

             80                           9

             81                           8

             82                           7

             83                           6

          84 and 85                       5

         (2) Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed.

         These Options are set forth in the Contract. Life Annuity with 10 Years of Annuity Payments Guaranteed will be applied if no election is made under this Rider.

     (b) Partial annuitizations are not permitted under this Rider.

     (c) The Owner may only elect an Annuity Date under this Rider that is within 30 days following any Certificate Anniversary and after the expiration of the Waiting Period. The Waiting Period is ten (10) Certificate Years from the Issue Date.

     (d) Applicable Withdrawal Charges on the date that an Owner exercises this Rider will be deducted from the Income Base. We also reserve the right to reduce the Income Base for any Premium and Other Taxes that may apply.

     (e) If an Owner chooses not to receive Annuity Payments as guaranteed under this Rider, the Owner may elect any of the Annuity Options available under the Contract.

Rider Charge

We deduct Rider charges as shown on the Contract Schedule. Rider charges are a percentage of the Income Base at the time the Rider charge is assessed. The charge is first assessed at the first Certificate Anniversary and then at each subsequent Certificate Anniversary, up to and including the anniversary on or immediately preceding the date the Rider is exercised. Upon full withdrawal or annuitization, a prorata portion of the Rider charge will be assessed.

The Rider charge will result in the cancellation of Accumulation Units from each applicable Subaccount of the Variable Account and/or a reduction in the Account Value allocated to the Fixed Account in the ratio the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value.

Termination Provisions

This Rider will terminate upon the earliest of:

(a) The date you elect to receive Annuity Payments either under this Rider or the Contract;

(b) The 30th day following the Contract Anniversary immediately after your 85th birthday;

(c)  The date you make a complete withdrawal of your Account Value;

(d) Death of the Owner, or death of the Annuitant if a non-natural person owns the Contract; or
(e)  Change of the Owner, for any reason.

Unless terminated in accordance with the above provisions, this Rider is irrevocable.

MetLife Investors Insurance Company has caused this Rider to be signed by its President and Secretary.

Form 7018 (11/00)